VIA EDGAR

May 17, 2011

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cavium Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-33435

Dear Mr. Cascio:

Cavium Networks, Inc. (“Cavium”) is responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 5, 2011, with respect to Cavium’s Form 10-K listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2010

Item 8. Financial Statements

Note 4. Balance Sheet Components, page 71

Inventories, page 71

1.	We see your inventory consists of work-in-process and finished goods. Please tell us why your inventory does not also include raw materials.

Response:

We respectfully advise the Staff that our reported inventory does not include raw materials because we do not purchase or hold any “raw material” in inventory. Cavium is a fabless semiconductor company and purchases only processed products from its vendors. We do not own or operate any semiconductor fabrication plants, or assembly or test operations, which are the primary steps in manufacturing semiconductor products. In the semiconductor industry, the primary “raw materials” are generally unprocessed silicon wafers which are then processed into completed wafers, and/or raw assembly packages which are processed into completed assemblies. Cavium does not purchase or hold any unprocessed silicon wafers since we only purchase processed wafers from our wafer manufacturing vendors. Similarly, Cavium does not purchase or hold any raw assembly packages since this is done by our assembly vendors. Cavium pays our assembly vendors for completely assemblies. Cavium’s inventory is, therefore, either work-in-process or finished goods.

Note 9. Income Taxes, page 85

2.	We see you recorded an income tax benefit of $28.9 million related to the release of the valuation allowance for U.S. federal income tax assets. It appears that you reported pre-tax losses in the U.S. in both 2010 and 2009 and cumulative pre-tax losses in the three years presented in your filing. We also see disclosure on page 88 that you expect an increasing percentage of pre-tax income will be derived from your Asian operations. Please help us better understand the analysis you performed in reaching the conclusion that it was appropriate to release the valuation allowance. In that regard:

•	Please tell us how you consider and applied the guidance from FASB ASC 740-10-30-16 to 25.

•	Describe the positive and negative evidence you evaluated, including how you considered and weighted that evidence under the requirements of the Codification.

•

Describe to us the extent to which the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

Response:

We respectfully advise the Staff that we have considered all available evidence, both positive and negative, in determining that it was appropriate at December 31, 2010 to release the valuation allowance for our U.S. federal income deferred tax assets in accordance with FASB ASC 740-10-30-16 to 25. This evidence included, among other things, Cavium’s history of losses, Cavium’s recent transition to profitability, jurisdictional income recognition trends, taxable income, the impact of acquisitions and forecasted income by jurisdiction.

A significant amount of weight was given to our determination that we did not have cumulative U.S. losses in recent years. The cumulative U.S. pre-tax book loss for the three years ended December 31, 2010 was adjusted for certain permanent differences (primarily intangible amortization and stock based compensation), which resulted in cumulative adjusted U.S. book profit of approximately $7.5 million for the three years ended December 31, 2010. In addition, Cavium had significant U.S. taxable income (before equity related tax deductions) for each of the three consecutive years ending December 31, 2010.

We consider Cavium’s historical cumulative adjusted book income and taxable income to be positive evidence and we gave this information a higher level of weight than projections of future income because of the certainty of historical data as compared to projected data. However, we also considered Cavium’s trend towards increased profitability, both at the consolidated level as well as at the U.S. federal level. This trend towards increased profitability can be seen in both historical and projected income. Although we expect that an increasing percentage of consolidated pre-tax income will be derived from our Asian operations, we also expect U.S. pre-tax income to increase in absolute dollars even though it might increase at a slower pace compared to consolidated pre-tax income. We also note that a portion of the increasing Asian pre-tax income will be recognized in the U.S. under the current operating structure.

With respect to the Staff’s third bullet point above, we considered the impact on Cavium’s historical and projected earnings of our largest acquisition to date, MontaVista Software. MontaVista was acquired in December 2009 and generated a significant U.S. operating loss for the year ended December 31, 2010. The loss included a significant one-time retention bonus paid to certain employees shortly after the acquisition. The losses related to MontaVista trended downwards throughout 2010 and integration of the acquisition was substantially completed by the end of the fourth quarter of 2010. No other significant or material transactions, asset sales, etc. were considered between the present and future state of the company.

Lastly, we presented our 2011 operating plan for Cavium’s business to our Board of Directors in the fourth quarter of 2010, which plan reflects our continued belief that we will generate adjusted and taxable profits in the future.

We determined after consideration of all available positive and negative evidence, that it was more likely than not that we would realize all the available U.S. federal deferred tax assets.

* * * *

In addition, Cavium acknowledges:

•	Cavium is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cavium may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 623-7000, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cavium Networks, Inc.

By:	/s/ Vincent P. Pangrazio
Vincent P. Pangrazio
SVP and General Counsel

cc:	Arthur Chadwick, Chief Financial Officer

Brett White, Cooley LLP

4